Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

DENISON ANNOUNCES FIVE-YEAR MANAGEMENT SERVICES AGREEMENT
WITH URANIUM PARTICIPATION CORPORATION

Toronto, ON – April 4, 2019. Denison Mines Corp. (the “Company”) (DML: TSX, DNN: NYSE American) is pleased to announce that, effective April 1, 2019, its wholly owned subsidiary, Denison Mines Inc. (“Denison” or the “Manager”), has entered into a new five year agreement (the “MSA”) to provide management services to Uranium Participation Corporation (“UPC” or the “Corporation”).

David Cates, President & CEO of Denison and UPC commented "Denison is pleased to have reached an agreement with UPC to continue as the Corporation’s manager for a further five years. UPC is a well-respected and important contributor to the global uranium market, and we are proud of the relationship that Denison has nurtured with UPC since its inception."

Under the terms of the MSA, UPC appoints Denison to act as the manager of the Corporation and grants the Manager the authority and responsibility to manage and administer the business and affairs of UPC, subject to the oversight and applicable approvals from the Board of Directors of UPC. The Manager is responsible for providing the Corporation with certain executive officers, and any other staff necessary to carry out its responsibilities for the administration and oversight of UPC's uranium inventories, as well as UPC's financial reporting, investor relations and marketing activities.

The fees payable to Denison for providing these services to UPC under the MSA are unchanged from the previous management services agreement between Denison and UPC, and are summarized as follows:

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a base fee of $400,000 per annum, payable in equal quarterly installments;

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a variable fee equal to (a) 0.3% per annum of UPC's total assets in excess of $100 million and up to and including $500 million; and (b) 0.2% per annum of UPC's total assets in excess of $500 million;

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a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and

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a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6, or gross interest fees payable to UPC in connection with any uranium loan arrangements.

All of the amounts in this release are stated in Canadian dollars.

The MSA has a five-year term ending March 31, 2024 (the "Term"), at which point it may be renewed on terms mutually acceptable to each party. The MSA may be terminated during the Term by the Manager upon the provision of 180 days' written notice and by UPC (i) in the event of a material breach, (ii) within 90 days of certain events surrounding a change of both of the individuals serving as Chief Executive Officer and Chief Financial Officer of UPC, and/or a change of control of the Manager, or (iii) upon the provision of 30 days written notice and, subject to certain exceptions, a cash payment to the Manager of an amount equal to the base and variable management fees that would otherwise be payable to the Manager (calculated based on UPC’s current uranium holdings at the time of termination) for the lesser period of a) three years, or b) the remaining term of the MSA.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 90% owned Wheeler River project, which ranks as the largest undeveloped high-grade uranium project in the infrastructure rich eastern portion of the Athabasca Basin region, Denison's Athabasca Basin exploration portfolio consists of numerous projects covering approximately 320,000 hectares. Denison's interests in the Athabasca Basin also include a 22.5% ownership interest in the McClean Lake joint venture ("MLJV"), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest and Midwest A deposits, and a 65.92% interest in the J Zone and Huskie deposits on the Waterbury Lake property. Each of Midwest, Midwest A, J Zone and Huskie are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates          (416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane      (604) 689-7842
Investor Relations

Follow Denison on Twitter  @DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements
Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’. In particular, this news release contains forward-looking information pertaining to the following: the Company’s expectations regarding the continuity of the MSA and the terms thereof, and the anticipated benefits to be derived therefrom; and expectations regarding the Company’s joint venture ownership interests and the continuity of its agreements with its partners.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. The Company believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in the Company’s Annual Information Form dated March 12, 2019 under the heading ‘Risk Factors’. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. The Company does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in the Company’s expectations except as otherwise required by applicable legislation.